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Filed pursuant to General Instruction II.L of Form F-10
File No. 333-162418

         PROSPECTUS SUPPLEMENT TO THE SHORT FORM BASE SHELF PROSPECTUS
DATED OCTOBER 19, 2009

New Issue	October 29, 2009

TRANSALTA CORPORATION

$ 375,001,680

18,656,800 Common Shares

We are hereby qualifying the distribution (the "Offering") of 18,656,800 Common Shares (the "Common Shares") of TransAlta Corporation. See "Plan of Distribution".

Price: $20.10 per Common Share

	Price to the Public	Underwriting Commission	Net Proceeds to the Corporation(1)
Per Common Share	$20.10	$0.804	$19.296
Total(2)	$375,001,680	$15,000,067	$360,001,613

Notes:

(1)
Before deducting estimated expenses of the Offering of approximately $750,000. The expenses of the Offering and the underwriting commission will be paid from the general funds of the Corporation.

(2)
The Corporation has granted to the Underwriters (as defined below) an over-allotment option (the "Over-Allotment Option") to purchase up to an additional 1,865,700 Common Shares on the same terms and conditions as the Offering, exercisable in whole or in part at any time prior to 5:00 p.m. (Toronto time) on the 30th day after the Offering Closing Date (as defined below) for the purposes of covering over-allotments, if any. A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position acquires those Common Shares under this Prospectus Supplement (as defined below), regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Underwriters exercise their Over-Allotment Option in full, the total "Price to the Public", "Underwriting Commission" and "Net Proceeds to the Corporation" (before deducting expenses of the Offering) will be $412,502,250, $16,500,090 and $396,002,160, respectively. This Prospectus Supplement also qualifies both the grant of the Over-Allotment Option and the distribution of the Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

The following table sets forth the number of Common Shares that may be issued by the Corporation pursuant to the Over-Allotment Option.

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	1,865,700 Common Shares	Any time for 30 days after the Offering Closing Date	$20.10 per Common Share

Our Common Shares are listed on the TSX under the symbol "TA" and on the NYSE under the symbol "TAC". On October 28, 2009, the closing price of the Common Shares on the TSX was $20.55 and on the NYSE was US$19.10 per Common Share. The Corporation has applied to the TSX and the NYSE to list the Common Shares offered by this Prospectus Supplement. The TSX has conditionally approved the listing of the Common Shares and such listing will be subject to the Corporation fulfilling all of the requirements of the TSX on or before January 27, 2010. Listing on the NYSE will be subject to the Corporation fulfilling all of the listing requirements of the NYSE. See "Market for Securities". Investing in the Common Shares involves risks. See "Risk Factors" in this Prospectus Supplement and in the Prospectus (as defined below).

The terms of the Offering were determined by negotiations between TransAlta and RBC Dominion Securities Inc. ("RBC"), CIBC World Markets Inc. ("CIBC"), Scotia Capital Inc. ("Scotia"), HSBC Securities (Canada) Inc. ("HSBC"), BMO Nesbitt Burns Inc. ("BMO"), Macquarie Capital Markets Canada Ltd. ("Macquarie") and TD Securities Inc. ("TD") (collectively, the "Underwriters"). The Underwriters may offer the Common Shares at a price lower than that stated above. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Common Shares for sale, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters relating to Canadian law on behalf of the Corporation by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP and certain legal matters relating to United States law on behalf of the Corporation by Latham & Watkins LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

We have been advised by the Underwriters that, in connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Each of RBC, CIBC, Scotia, HSBC, BMO, Macquarie and TD is, directly or indirectly, an affiliate of a bank or other financial institution that is one of our lenders and to which we are currently indebted. Consequently, the Corporation may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces of Canada and the Offering is subject to the conflicts of interest rules of FINRA (as defined herein). The net proceeds from the Offering will be used to repay a portion of our outstanding bank indebtedness owing to affiliates of the Underwriters incurred in connection with the acquisition of Canadian Hydro (as defined herein). See "Use of Proceeds" and "Relationship Between TransAlta's Lenders and the Underwriters".

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. We expect that definitive certificates representing the Common Shares will be available for delivery on the date of closing which we expect to occur on or about November 5, 2009 or on such other date as may be agreed by us and the Underwriters (the "Offering Closing Date").

THESE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offering is made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system adopted in the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Common Shares may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this Prospectus Supplement and the Prospectus. You should read the tax discussion under "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the Underwriters or experts named in this Prospectus are residents of Canada, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

Our head and registered office is located at 110 – 12th Avenue S.W., Calgary, Alberta T2R 0G7.

RBC Capital Markets	CIBC	Scotia Capital

HSBC

BMO Capital Markets

Macquarie

TD Securities

ii

 TABLE OF CONTENTS FROM PROSPECTUS

 ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement (this "Prospectus Supplement"), which describes the specific terms of the Common Shares we are offering and also adds to and updates certain information contained in the short form base shelf prospectus of the Corporation dated October 19, 2009 (the "Prospectus") and the documents incorporated by reference into this Prospectus Supplement or the Prospectus. The second part, the Prospectus, gives more general information. Defined terms used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

        You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. In addition, to the extent that this Prospectus Supplement and the Prospectus are used in connection with the Offering in the United States, you may also rely on the information included in the registration statement on Form F-10 of which this Prospectus Supplement and the Prospectus form a part. We have not, and the Underwriters have not, authorized anyone to provide you with different or additional information. We are not, and the Underwriters are not, making an offer to sell the Common Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this Prospectus Supplement or the Prospectus; or any documents incorporated by reference herein or therein, is accurate as of any date other than the date on the front of those documents as our business, operating results, financial condition and prospects may have changed since that date.

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. "U.S. dollars" or "US$" means the lawful currency of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus is determined using Canadian GAAP. The significant differences between Canadian GAAP and U.S. GAAP are summarized in the reconciliations to U.S. GAAP of TransAlta's consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and of TransAlta's unaudited consolidated interim financial statements as at and for the three and nine month periods ended September 30, 2009 and 2008, all of which are incorporated by reference in this Prospectus Supplement, copies of which are available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov. Unless the context otherwise requires, all references in this Prospectus Supplement to "TransAlta", the "Corporation", "we", "us" and "our" mean TransAlta Corporation and its consolidated subsidiaries including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners.

DOCUMENTS INCORPORATED BY REFERENCE

        This Prospectus Supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the Common Shares offered hereby, including Common Shares offered pursuant to the Over-Allotment Option. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details. See "Documents Incorporated by Reference" in the Prospectus. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the Prospectus:

1.
consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, the notes thereto, the auditors' report thereon and the auditors' report on our internal control over financial reporting;

2.
Annual MD&A;

3.
Annual Information Form;

4.
management proxy circular dated March 16, 2009 prepared in connection with the Corporation's annual meeting of shareholders held on April 30, 2009;

5.
unaudited consolidated interim financial statements as at and for the three and nine month periods ended September 30, 2009 and 2008 and the notes thereto;

6.
management's interim discussion and analysis of the financial condition and results of operations as at and for the three and nine month periods ended September 30, 2009;

7.
reconciliation to U.S. GAAP of the consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the auditors' report thereon;

8.
reconciliation to U.S. GAAP of the unaudited consolidated interim financial statements as at and for the three and nine month periods ended September 30, 2009 and 2008; and

9.
material change report dated October 23, 2009 with respect to the acquisition of common shares of Canadian Hydro under the Offer.

        Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to NI 44-101 of the Canadian Securities Administrators, including any documents of the type referred to above or under "Documents Incorporated by Reference" in the Prospectus, material change reports (excluding confidential material change reports) and business acquisition reports subsequently filed by the Corporation with any securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of Common Shares under this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. These documents are available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus Supplement or the Prospectus and the registration statement on Form F-10 of which this Prospectus Supplement and the Prospectus form a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K, and beginning with its Form 40-F for the year ended December 31, 2001, its annual reports on Form 40-F, are available on the SEC's website at www.sec.gov.

        Any statement contained in this Prospectus Supplement or the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of TransAlta, 110 - 12th Avenue S.W., Calgary, Alberta, Canada T2P 0G7, Telephone (403) 267-7110.

CERTAIN AVAILABLE INFORMATION

        The Corporation has filed with the SEC under the U.S. Securities Act a registration statement on Form F-10 relating to the Common Shares and of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement and the Prospectus do not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to such registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement" in the Prospectus. Statements made in this Prospectus Supplement and the Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit, if applicable, for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus Supplement and the Prospectus but contained in the registration statement on Form F-10 may be inspected and copied at the public reference facilities maintained at the offices of the SEC described below and are also available on the SEC's website at www.sec.gov.

        The Corporation is subject to the information requirements of the U.S. Exchange Act, and in accordance therewith, files reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted in the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Corporation is not required to publish financial statements as promptly as United States companies. Such reports and other information may be inspected without charge, and copied upon payment of prescribed fees, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and are also are available on the SEC's website at www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement contains both historical and forward-looking statements. These forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe the Corporation's objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. In addition to the forward-looking statements contained in the Prospectus and the documents incorporated by reference herein, this Prospectus Supplement contains, without limitation, forward-looking statements pertaining to the following: the anticipated Offering Closing Date; the estimated expenses of the Offering; the anticipated use of the proceeds from the Offering; the approximate costs of acquiring the remaining outstanding common shares of Canadian Hydro; and the Corporation's dividend policy.

        With respect to forward-looking statements contained in this Prospectus Supplement, we have made assumptions regarding, among other things: our ability to close the Offering on a timely basis and on the terms expected; fulfillment by the Underwriters of their obligations pursuant to the Underwriting Agreement; that no event will occur which would allow the Underwriters to terminate their obligations under the Underwriting Agreement; that we will be able to acquire the remaining outstanding common shares of Canadian Hydro at the same price as under the Offer; and the amount of future dividends we intend to pay.

        Certain factors that could materially affect these forward-looking statements are described below and are incorporated by reference in this Prospectus Supplement, as described under "Risk Factors" in this Prospectus Supplement and in the Prospectus. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date of this Prospectus Supplement and the Corporation does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. The Corporation cannot assure you that projected results or events will be achieved.

        Factors that may adversely impact the Corporation's forward-looking statements include risks relating to: fluctuations in market prices and availability of fuel supplies required to generate electricity and in the price of electricity; the regulatory and political environments in the jurisdictions in which the Corporation operates; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving the Corporation's facilities, including unplanned outages at such facilities; execution and capital cost risks relating to the Corporation's development and construction projects; disruptions in the transmission and distribution of electricity; disruptions in the source of fuels or water required to operate the Corporation's facilities; trading risks; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing; liquidity risk; structural subordination of securities; counterparty credit risk; insurance risk; the Corporation's provision for income taxes; legal proceedings involving the Corporation; reliance on key personnel; and labour relations matters. The foregoing risk factors, among others, are described in further detail under the heading "Risk Factors" in this Prospectus Supplement and in the Prospectus and in the documents incorporated by reference into this Prospectus Supplement and the Prospectus, including the Annual MD&A and the Annual Information Form.

RECENT DEVELOPMENTS

Offer to Acquire Canadian Hydro Developers, Inc.

        On October 20, 2009, our wholly-owned subsidiary, 1478860 Alberta Ltd., took up approximately 125 million common shares of Canadian Hydro Developers, Inc. ("Canadian Hydro") validly deposited to it under its offer to acquire all of the issued and outstanding common shares of Canadian Hydro at a price of $5.25 cash per share (the "Offer"). The common shares of Canadian Hydro taken-up pursuant to the Offer represent approximately 87% of the outstanding common shares of Canadian Hydro and such shares were paid for on October 23, 2009.

        Additionally, on October 20, 2009, we announced that our wholly-owned subsidiary had extended the Offer until 3:00 p.m. (Calgary time) on November 3, 2009 to allow additional time for Canadian Hydro shareholders to tender their common shares.

        For further information about the Offer, see "Recent Developments — Offer to Acquire Canadian Hydro Developers, Inc." in the Prospectus and "Subsequent Events — Offer to Acquire Canadian Hydro" and "Outlook — Operations — Canadian Hydro Acquisition" in management's interim discussion and analysis of the financial condition and results of operations as at and for the three and nine month periods ended September 30, 2009.

USE OF PROCEEDS

        The net proceeds to the Corporation from the Offering will be approximately $359,251,613 after deducting $15,000,067 in underwriting commission and $750,000 in estimated expenses of the Offering. If the Underwriters exercise their Over-Allotment Option in full, the net proceeds to the Corporation from the sale of the Common Shares hereunder will be approximately $395,252,160 after deducting $16,500,090 in underwriting commission and $750,000 in estimated expenses of the Offering. See "Plan of Distribution".

        All of the net proceeds from the Offering will be used to repay a portion of indebtedness we incurred in connection with our acquisition of Canadian Hydro pursuant to the Offer. See "Recent Developments — Offer to Acquire Canadian Hydro Developers, Inc." and "Relationship Between TransAlta's Lenders and the Underwriters".

CHANGES IN CONSOLIDATED CAPITALIZATION

        Other than the effect of the indebtedness we incurred in connection with the acquisition of Canadian Hydro pursuant to the Offer and changes in foreign currency exchange rates on U.S. dollar denominated loans, there have been no material changes in our consolidated Common Share or debt capitalization during the period from September 30, 2009 through the date of this Prospectus Supplement.

        The following table sets forth our (i) consolidated capitalization as at December 31, 2008 and September 30, 2009 and (ii) our consolidated capitalization as at September 30, 2009, as adjusted to give effect to:

  •
  the indebtedness we incurred on October 23, 2009 to acquire approximately 87% of Canadian Hydro's outstanding common shares pursuant to the Offer (the "Acquisition Debt") before giving effect to the Offering;

  •
  the Acquisition Debt, as further adjusted to give effect to the application of the net proceeds from the Offering (assuming no exercise of the Over-Allotment Option); and

  •
  the Acquisition Debt, as further adjusted to give effect to the application of the net proceeds from the Offering (assuming full exercise of the Over-Allotment Option).

        This table should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2008 and the unaudited consolidated interim financial statements of the Corporation as at and for the three and nine month periods ended September 30, 2009, all of which have been incorporated by reference herein.

Designation (Authorized)	As at December 31, 2008	As at September 30, 2009	As at September 30, 2009 (as adjusted for the Acquisition Debt and before giving effect to the Offering)(5)	As at September 30, 2009 (as adjusted for the Acquisition Debt, giving effect to the Offering and assuming no exercise of Over-Allotment Option)(5)		As at September 30, 2009 (as adjusted for the Acquisition Debt, giving effect to the Offering and assuming full exercise of Over-Allotment Option)(5)
	(in millions, except Common Share amounts)
Short-term debt	$0	$0	$371	$7	(6)	$0
Current portion of long-term debt	244	240	240	240		240
Less: cash and cash equivalents	50	86	86	86		86

	194	154	525	161		154
Long-term debt
Recourse(1)(2)	2,332	2,666	2,966	2,966		2,937
Non-recourse(3)	232	194	194	194		194
Non-controlling interests(4)	469	484	484	484		484
Common shareholders' equity	1,761	1,767	1,767	2,131		2,167
Common shares	(197,622,215 Common Shares)	(197,871,330 Common Shares)	(197,871,330 Common Shares)	(216,528,130 Common Shares)		(218,393,830 Common Shares)
Retained earnings	688	618	618	618		618
Accumulated other comprehensive income	61	128	128	128		128

Total common shareholders' equity	2,510	2,513	2,513	2,877		2,913

Total capitalization	5,737	6,011	6,682	6,682		6,682

Notes:

(1)
Includes debentures bearing interest at fixed rates. On May 29, 2009, the Corporation issued debentures in the aggregate principal amount of $200 million. The debentures bear interest at a rate of 6.45% and mature in 2014.

(2)
One of the Corporation's credit facilities extends for more than one year and, as a result, the outstanding balance of such credit facility has been reclassified from short-term debt to recourse long-term debt. As at December 31, 2008, $443 million was reclassified in order to present comparable figures.

(3)
Includes project financing debt, debt securities and senior secured bonds of CE Generation and debt related to the Wailuku River Hydroelectric LP acquisition.

(4)
TransAlta Generation Partnership, a wholly-owned subsidiary of the Corporation, holds a direct 50.00% interest in TransAlta Cogeneration, L.P. TransAlta Cogeneration Ltd., which is a wholly-owned subsidiary of the Corporation and the general partner of TransAlta Cogeneration, L.P., holds a 0.01% interest in TransAlta Cogeneration, L.P. and the remaining 49.99% interest is held by Stanley Power Inc. CE Generation holds a 75% interest in the 240 MW Saranac gas-fired plant in Plattsburgh, New York, and the Corporation holds an indirect 50% interest in CE Generation.

(5)
Only gives effect to the indebtedness we incurred in connection with the acquisition of approximately 87% of the outstanding common shares of Canadian Hydro pursuant to the Offer and not the acquisition of the remaining outstanding common shares of Canadian Hydro pursuant to the Offer (which would cost an aggregate of approximately $96.2 million). Does not include pro forma consolidated information with respect to Canadian Hydro.

(6)
Equity proceeds are adjusted for expenses and underwriting commissions net of tax. The timing difference for the recovery of tax on expenses and underwriting commissions has not been reflected in short term debt.

 PLAN OF DISTRIBUTION

        The Offering consists of 18,656,800 Common Shares at a price of $20.10 per Common Share and up to an additional 1,865,700 Common Shares at the same price if the Underwriters exercise their Over-Allotment Option in full. The Common Shares will be issued on the Offering Closing Date pursuant to the Underwriting Agreement. For a summary of the material attributes and characteristics of the Common Shares and certain rights attaching thereto, see "Description of Share Capital — Common Shares" in the Prospectus and "Capital Structure — Common Shares" in the Annual Information Form.

        Pursuant to an underwriting agreement (the "Underwriting Agreement") dated October 29, 2009 between TransAlta and the Underwriters, the Corporation has agreed to sell an aggregate of 18,656,800 Common Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Corporation, such Common Shares on the Offering Closing Date, subject to the terms and conditions contained in the Underwriting Agreement. The Underwriting Agreement provides that the Corporation will pay the Underwriters an underwriting commission of $0.804 per Common Share issued and sold by the Corporation, for an aggregate underwriting commission payable by the Corporation of $15,000,067. The underwriting commission is payable on the Offering Closing Date.

        The Corporation has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 1,865,700 Common Shares on the same terms and conditions as the Offering, exercisable in whole or in part at any time prior to 5:00 p.m. (Toronto time) on the 30th day following the Offering Closing Date solely for the purpose of covering over-allotments, if any. A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Underwriters exercise their Over-Allotment Option in full, the total price to the public, underwriting commission and net proceeds to the Corporation (before expenses of the Offering) will be $412,502,250, $16,500,090 and $396,002,160, respectively. This Prospectus Supplement also qualifies both the grant of the Over-Allotment Option and the distribution of the Common Shares issuable upon exercise of the Over-Allotment Option.

        The terms of the Offering were determined by negotiations between TransAlta and the Underwriters.

        The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails or refuses to purchase the Common Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Common Shares, provided that, if the aggregate number of Common Shares not purchased is less than or equal to 8% of the aggregate number of Common Shares agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Common Shares not taken up, on a pro rata basis or in such other proportion as RBC may specify. The Underwriters are, however, obligated to take up and pay for all Common Shares if any Common Shares are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation and their respective affiliates will indemnify the Underwriters and their respective affiliates and each of the directors, officers, selling agents and employees of the Underwriters against certain liabilities and expenses.

        The Underwriters propose to offer the Common Shares initially at the public offering price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Common Shares offered by this Prospectus Supplement at the price specified on the cover page of this Prospectus Supplement, the offering price may be decreased and may be further changed from time to time to an amount not greater than such specified price, and the compensation realized by the Underwriters will accordingly also be reduced by the amount that the aggregate price paid by purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to the Corporation. Any such reduction will not affect the net proceeds received by the Corporation.

        Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

        The Corporation has applied to the TSX and the NYSE to list the Common Shares offered by this Prospectus Supplement. The TSX has conditionally approved the listing of the Common Shares and such listing will be subject to the Corporation fulfilling all of the requirements of the TSX on or before January 27, 2010. Listing on the NYSE will be subject to the Corporation fulfilling all of the listing requirements of the NYSE.

        The Offering is being made concurrently in all the provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system adopted in the United States. The Common Shares will be offered in Canada and the United States through the Underwriters either directly or, if applicable, through their respective Canadian or United States registered broker-dealer affiliates.

        The Corporation has agreed that, subject to certain exceptions, during the period beginning on the Offering Closing Date and ending on the date that is 90 days after the Offering Closing Date, the Corporation shall not, directly or indirectly, without the prior written consent of RBC, on behalf of the Underwriters, issue, sell, offer, grant any option, warrant or other right to purchase or acquire, or otherwise lend, transfer, assign, pledge or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or other equity securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other equity securities of the Corporation, whether or not cash settled), in a public offering or by way of private placement or otherwise, any Common Shares or other equity securities of the Corporation or other securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other equity securities of the Corporation, or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

        Pursuant to rules and requirements of certain securities regulators and the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada ("UMIR"), the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The rules and requirements allow certain exceptions to the foregoing prohibitions. These exceptions include a bid or purchase permitted under the UMIR relating to market stabilization or market balancing activities and a bid or purchase made for and on behalf of a customer where the order was not solicited.

        In connection with the Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include making short sales of Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be "covered short sales", which are short positions in an amount not greater than the Over-Allotment Option, or may be "naked short sales", which are short positions in excess of that amount.

        The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared to the price at which they may purchase Common Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering.

        As a result of these activities, the price of the Common Shares offered hereby may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, the NYSE, in the over-the-counter market or otherwise.

        It is expected that delivery of the Common Shares offered hereby will be made against payment for them on or about the Offering Closing Date, which will be the fifth business day following the confirmation of sales of Common Shares (that is, on a "T + 5" settlement cycle). Pursuant to Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade such Common Shares on the date of confirmation of sales or the next succeeding business day will be required, because such Common Shares will initially settle on a T + 5 basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor in connection with that election.

        Certain of the Underwriters have in the past and may in the future provide various financial advisory, investment banking and commercial lending service for the Corporation and its affiliates in the ordinary course of business for which they have received and will receive customary fees and commissions.

        The net proceeds from the Offering will initially be used to partially repay outstanding indebtedness of the Corporation. See "Relationship Between TransAlta's Lenders and the Underwriters" and "Use of Proceeds". Because more than 5% of the proceeds of the Offering, not including underwriting compensation, may be received by affiliates of the Underwriters, the Offering is being conducted in compliance with the Financial Industry Regulatory Authority, Inc. ("FINRA") (formerly the National Association of Securities Dealers) Rule 2720(a)(i). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, as the Offering is of a class of equity securities for which a "bona fide public market," as defined by the FINRA rules, exists.

RELATIONSHIP BETWEEN TRANSALTA'S LENDERS AND THE UNDERWRITERS

        Each of RBC, CIBC, Scotia, HSBC, BMO, Macquarie and TD is, directly or indirectly, an affiliate of a bank or other financial institution that is one of our lenders and to which we are currently indebted (collectively, the "Affiliate Lenders"). Consequently, we may be considered a connected issuer of such Underwriters under applicable securities laws.

        At September 30, 2009, we were indebted to the lenders under our credit facilities in the aggregate amount of approximately $744 million. We have complied with the instruments governing our credit facilities and no breach thereof has ever been waived by any of the Affiliate Lenders. Except as otherwise disclosed in this Prospectus Supplement and the Prospectus, the financial position of the Corporation has not changed substantially since the indebtedness under our credit facilities was incurred. The Corporation intends to use all net proceeds from the Offering to repay a portion of the indebtedness incurred in connection with the acquisition of Canadian Hydro pursuant to the Offer and, as a consequence, net proceeds from the Offering may be paid to one or more of the Affiliate Lenders. For more information, see "Use of Proceeds" herein.

        The decision to distribute Common Shares pursuant to the Offering was made by TransAlta, and the determination of the terms of the Offering was made through negotiations between TransAlta and the Underwriters. The Affiliate Lenders did not have any involvement in such decision or determination, but have each been advised of the Offering and the terms thereof. Each of RBC, CIBC, Scotia, HSBC, BMO, Macquarie and TD will receive its proportionate share of the aggregate underwriting commission payable by the Corporation to the Underwriters.

 PRIOR SALES

        Except for 2,000 Common Shares we issued on exercise of options granted pursuant to our employee stock option plan at a weighted average issue price of $16.19, since the date of the Prospectus, we have not issued any Common Shares. For additional information respecting previously issued Common Shares and securities convertible into Common Shares, see "Prior Sales" in the Prospectus.

MARKET FOR SECURITIES

        The Common Shares are listed and traded on the TSX under the symbol "TA" and on the NYSE under the symbol "TAC". The following tables set forth certain trading information for our Common Shares during the periods indicated as reported by the TSX and the NYSE. For additional trading information relating to the Common Shares, see "Market for Securities" in the Prospectus.

	TSX
Period	Common Share Price ($) High	Common Share Price ($) Low	Volume
2009
October (1-28)	22.05	20.50	9,979,593

	NYSE
Period	Common Share Price (US$) High	Common Share Price (US$) Low	Volume
2009
October (1-28)	21.31	19.00	734,295

DIVIDENDS

        In setting its dividend, our board of directors considers our financial performance and balances liquidity requirements, capital reinvestment and returning capital to shareholders, with a policy of paying annual dividends to shareholders in the range of 60% to 70% of comparable earnings. The payment and level of future dividends on the Common Shares are determined by our board of directors upon consideration of such factors. We have declared and paid the following dividends per share on our outstanding Common Shares in the past three years:

Period		Dividend per Common Share
2006	First Quarter Second Quarter Third Quarter Fourth Quarter	$ $ $ $	0.25 0.25 0.25 0.25
2007	First Quarter Second Quarter Third Quarter Fourth Quarter	$ $ $ $	0.25 0.25 0.25 0.25
2008	First Quarter Second Quarter Third Quarter Fourth Quarter	$ $ $ $	0.27 0.27 0.27 0.27
2009	First Quarter Second Quarter Third Quarter	$ $ $	0.29 0.29 0.29

        Future dividends are subject to the discretion of our board of directors and may vary depending on, among other things, the results of our operations and the amount of capital expenditures that we make. Cash dividends to shareholders are not assured or guaranteed. See "Risk Factors" in this Prospectus Supplement and in the Prospectus.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Burnet, Duckworth & Palmer LLP, counsel for the Corporation, and Osler, Hoskin & Harcourt LLP, counsel for the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires Common Shares pursuant to this Offering and who, at all relevant times and for purposes of the Income Tax Act (Canada) (the "Tax Act"), deals at arm's length and is not affiliated with the Corporation or the Underwriters and holds or will hold the Common Shares as capital property (a "Holder"). Generally, the Common Shares will be capital property to a Holder provided the Holder does not acquire or hold those Common Shares in the course of carrying on a business or as part of an adventure in the nature of trade.

        This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof and all specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, regulatory or judicial action or decision and does not take into account any provincial, territorial or foreign tax considerations which may differ significantly from those discussed herein.

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on exchange rates determined in accordance with the Tax Act. Capital gains or capital losses realized by a Holder may be affected by fluctuations in the Canadian/U.S. dollar exchange rate.

        This summary is of a general nature only and should not be construed as, nor is intended to be, legal or tax advice, or representations, to any particular purchaser of Common Shares. Accordingly, a prospective purchaser of Common Shares should consult with its own tax advisor with respect to its particular circumstances.

Holders Resident in Canada

        This portion of the summary is generally applicable to a Holder that, at all relevant times and for purposes of the Tax Act, is resident or deemed to be resident in Canada, and is not applicable to a Holder that is a "specified financial institution", that is a "financial institution" for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, that has elected to report its "Canadian tax results" in a "functional currency" in accordance with the provisions of the Tax Act or an interest in which would be a "tax shelter investment", each as defined in the Tax Act (a "Resident Holder"). A Resident Holder may be entitled to make or may already have made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which is to deem any Common Shares (and all other "Canadian securities" as defined in the Tax Act) owned by such Resident Holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Such Resident Holders should consult their own tax advisors.

Dividends on the Common Shares

        Dividends (including deemed dividends) received on Common Shares in a taxation year by a Resident Holder who is an individual will be included in the individual's income for that year and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by the Corporation as "eligible dividends" in accordance with the Tax Act.

        Dividends (including deemed dividends) received on Common Shares in a taxation year by a Resident Holder that is a corporation will be included in the corporation's income for that year and generally will be deductible in computing such corporation's taxable income. A Resident Holder that was, at any time in a taxation year, a "private corporation" as defined in the Tax Act, or a corporation controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received on Common Shares in that year to the extent that such dividends are deductible in computing the corporation's taxable income for that year.

Disposition of the Common Shares

        In general, a disposition or deemed disposition of Common Shares by a Resident Holder will give rise to a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition of such Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Common Shares. The adjusted cost base to a Resident Holder of Common Shares acquired pursuant to this Offering will be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares held by that Resident Holder as capital property at that time.

        Generally, one-half of a capital gain must be included in income as a taxable capital gain. One-half of a capital loss is an allowable capital loss. Subject to and in accordance with the provisions of the Tax Act, an allowable capital loss realized in a year must be deducted by the Resident Holder in computing income to the extent of any taxable capital gains realized in the year, and any allowable capital loss not deductible in the year it is realized generally may be carried back and deducted against taxable capital gains in any of the three preceding years or carried forward and deducted against taxable capital gains in any subsequent year.

        The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Common Shares to the extent and in the circumstances set out in the Tax Act. Similar rules may apply where the Common Shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Eligibility for Investment

        On the date hereof, the Common Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account (a "TFSA"). Provided the holder of a TFSA does not have a "significant interest" (for purposes of the Tax Act) in the Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm's length for purposes of the Tax Act, the Common Shares will not be a prohibited investment for such TFSA.

Holders Not Resident in Canada

        This portion of the summary is generally applicable to a Holder that, at all relevant times and for purposes of the Tax Act, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the Common Shares in carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer who carries on an insurance business in Canada and elsewhere.

Dividends on the Common Shares

        Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax at a rate of 25% subject to reduction under an applicable tax treaty or convention. For a Resident Holder that is a resident of the United States entitled to benefits under the Canada-United States Income Tax Convention (1980) (the "Treaty"), this rate is generally reduced to 15%.

Taxable Capital Gains and Losses on the Common Shares

        A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Common Share unless such Common Share is taxable Canadian property and the Non-Resident Holder is not otherwise entitled to relief under an applicable tax treaty or convention.

        Generally, a Common Share will not constitute taxable Canadian property of a Non-Resident Holder provided that: (i) the Common Share is listed on a designated stock exchange (which includes the TSX and NYSE) for purposes of the Tax Act at the time of disposition or deemed disposition; (ii) at no time during the 60-month period immediately preceding the disposition of the Common Share were 25% or more of the issued shares of any class or series of the capital stock of the Corporation owned by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length or the Non-Resident Holder together with such persons and (iii) the Common Share is not otherwise deemed under the Tax Act to be taxable Canadian property.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in our Common Shares. This summary applies only to U.S. Holders that hold the Common Shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Prospectus Supplement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Prospectus Supplement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. In addition, this summary does not address any estate or gift tax consequences or any state, local, or foreign tax consequences.

        The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

  •
  banks;

  •
  certain financial institutions;

  •
  regulated investment companies

  •
  insurance companies;

  •
  broker dealers;

  •
  traders that elect to mark to market;

  •
  tax-exempt entities;

  •
  persons liable for alternative minimum tax;

  •
  U.S. expatriates;

  •
  persons holding Common Shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

  •
  persons that actually or constructively own 10% or more of our voting stock;

  •
  persons who acquired Common Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

  •
  persons holding Common Shares through partnerships or other pass-through entities.

        PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

        The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply if you are a beneficial owner of Common Shares and you are, for U.S. federal income tax purposes,

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If you are a partner in a partnership or other entity taxable as a partnership for U.S. federal income tax purposes that holds Common Shares, your tax treatment generally will depend on your status and the activities of the partnership.

Dividends on Common Shares

        Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the Common Shares (including the amount of any Canadian taxes withheld therefrom) generally will be includable in your gross income as foreign source dividend income on the date of receipt, but only to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, it will be treated first as a tax free return of your tax basis in the Common Shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such Common Shares) and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and, accordingly, you should therefore expect to treat all cash distributions as dividends for such purposes. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations. With respect to certain non-corporate (including individual) U.S. Holders for taxable years beginning before January 1, 2011, dividends may constitute "qualified dividend income" which is taxed at the lower applicable capital gains rate provided that (i) the Common Shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between Canada and the United States, (ii) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (iii) certain holding period requirements are met and (iv) you are not under an obligation to make related payments with respect to positions in substantially similar or related property. You should consult your own tax advisors regarding the availability of the lower rate for dividends paid with respect to Common Shares.

        The amount of any distribution paid in Canadian dollars will be equal to the U.S. dollar value of such Canadian dollars on the date such distribution is includible in income by you, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Canadian dollars generally will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

        Subject to certain limitations, Canadian taxes withheld from a distribution may be eligible for credit against your U.S. federal income tax liability. If a refund of the tax withheld is available to you under the laws of Canada or under the income tax treaty between Canada and the United States, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability

(and will not be eligible for deduction against your U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to Common Shares generally will constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income." The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. If you do not elect to claim a foreign tax credit with respect to any foreign taxes for a given taxable year, you may be able to claim instead an itemized deduction for all foreign taxes paid in that taxable year.

Sale or Other Disposition of Common Shares

        Subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of Common Shares, you will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your tax basis in such Common Shares. If the consideration you receive for the Common Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. You may realize gain or loss upon the subsequent sale or disposition of such non-U.S. dollar consideration, which will be treated as U.S. source ordinary income or loss. If the Common Shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the Internal Revenue Service), you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. Your initial tax basis in your Common Shares generally will equal the cost of such Common Shares. If you use foreign currency to purchase Common Shares, the cost of the Common Shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. However, if the Common Shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, you will determine the U.S. dollar value of the cost of such Common Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Any such gain or loss generally will be U.S. source gain or loss and will be treated as long term capital gain or loss if your holding period in the Common Shares exceeds one year. If you are a non-corporate (including an individual) U.S. Holder, long-term capital gain generally will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company

        We would be classified as a passive foreign investment company (a "PFIC"), for any taxable year if either: (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) of our assets produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        We do not anticipate that we will be a PFIC for the current taxable year or for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we were classified as a PFIC for any taxable year during which you held our Common Shares, you could be subject to materially adverse tax consequences with respect to certain distributions on, and gain realized from a disposition of, Common Shares.

        You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of Common Shares

U.S. Information Reporting and Backup Withholding

        Dividend payments with respect to Common Shares and proceeds from the sale, exchange or redemption of Common Shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service Form W 9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

RISK FACTORS

        An investment in the Common Shares is subject to a number of risks. In addition to the other information contained in and incorporated by reference into this Prospectus Supplement and the Prospectus, you should consider carefully the risk factors set forth below and under the heading "Risk Factors" in the Prospectus, "Risk Factors" and "Risk Management" in the Annual MD&A, "Risk Factors" in the Annual Information Form and "Outlook" in the management's discussion and analysis of financial conditions and results of operations as at and for the three and nine month periods ended September 30, 2009.

Risks Related to the Corporation's Common Shares

The Common Shares are publicly traded and are subject to various factors that have historically made the market price volatile.

        The market price of the Common Shares has been, and may continue to be, subject to fluctuations and volatility. The market price of the Common Shares may increase or decrease in response to a number of events and factors, including actual or anticipated variations in the Corporation's financial condition or operating results; announcements of new developments; changes in financial reports by securities analysts or failure to meet such analysts' expectations; a downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Corporation's indebtedness; the occurrence of major catastrophic events; and sales of the Common Shares in the marketplace.

        During the economic downturn, the securities markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Shares. As a result, investors may not be able to resell their Common Shares at or above the offering price.

Future issuances or sales of Common Shares may result in dilution to present and prospective holders of Common Shares.

        The Corporation's articles allow the Corporation to issue an unlimited number of Common Shares. The Corporation may raise funds for future operations through the issuance of additional Common Shares or other securities convertible into Common Shares. Any future issuance of Common Shares, or other securities convertible into Common Shares, may result in dilution to present and prospective holders of Common Shares.

 LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the Common Shares offered hereby will be passed upon on our behalf by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP, Toronto, Ontario. Certain legal matters relating to United States law in connection with the Common Shares offered hereby will be passed upon on our behalf by Latham & Watkins LLP, New York, New York and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP, New York, New York.

        The partners and associates of Burnet, Duckworth & Palmer LLP, as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation. The partners and associates of Osler, Hoskin & Harcourt LLP, as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

 AUDITORS' CONSENT

        We have read the prospectus supplement dated October 29, 2009 of TransAlta Corporation (the "Corporation") to the short form base shelf prospectus dated October 19, 2009, qualifying the distribution of 18,656,800 common shares, and up to an additional 1,865,700 common shares, at a price of $20.10 per common share (the "Prospectus") of the Corporation. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

        We consent to the use, through incorporation by reference, in the above mentioned Prospectus of our report to the Shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2008 and 2007 and the consolidated statements of earnings and retained earnings, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2008 and our report on the effectiveness of internal control over financial reporting as of December 31, 2008. Our reports are dated March 4, 2009.

        We also consent to the use, through incorporation by reference, in the above mentioned Prospectus of our report to the Board of Directors of the Corporation with respect to the Reconciliation to United States Generally Accepted Accounting Principles as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008. Our report is dated March 4, 2009.

        We also consent to the reference to our firm under the caption Interests of Experts in the Annual Information Form dated March 16, 2009 which is incorporated by reference in the Prospectus.

Calgary, Canada October 29, 2009	(Signed) "ERNST & YOUNG LLP" Chartered Accountants

SHORT FORM BASE SHELF PROSPECTUS

TRANSALTA CORPORATION

$1,000,000,000

Common Shares
First Preferred Shares
Warrants
Subscription Receipts

We may from time to time offer our (i) common shares ("Common Shares"), (ii) first preferred shares ("First Preferred Shares"), (iii) warrants to purchase Common Shares, First Preferred Shares or other securities ("Warrants"), or (iv) subscription receipts, each of which, once purchased, entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, one Common Share ("Subscription Receipts") (the Common Shares, First Preferred Shares, Warrants and Subscription Receipts are collectively referred to herein as the "Securities") up to an aggregate initial offering price of $1,000,000,000 (or its equivalent in U.S. dollars or any other currency or currency unit used to denominate the Securities) during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system adopted in the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles which are in effect from time to time in Canada ("Canadian GAAP") and are subject to Canadian auditing and auditor independence standards. As a result, such financial statements may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement (as defined herein). You should read the tax discussion under "Certain Income Tax Considerations" and in any applicable Prospectus Supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The specific terms of any offering of Securities will be set forth in a prospectus supplement or supplements (each, a "Prospectus Supplement") including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the offering price; (ii) in the case of First Preferred Shares, the designation of the particular series, the number of First Preferred Shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms of the First Preferred Shares; (iii) in the case of Warrants, the designation, number and terms of the Common Shares, First Preferred Shares or other securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, the currency or currency unit in which the Warrants are issued and any other specific terms of the Warrants; and (iv) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the terms, conditions and procedures for the conversion of such Subscription Receipts into Common Shares and any other specific terms of the Subscription Receipts. We reserve the right to include in a Prospectus Supplement specific terms pertaining to the Securities that are not within the options and parameters set forth in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the applicable Prospectus Supplement and only for the purposes of the distribution of the Securities to which the applicable Prospectus Supplement pertains.

Our Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "TA" and on the New York Stock Exchange ("NYSE") under the symbol "TAC". On October 16, 2009, the closing price of the Common Shares on the TSX was $21.40 and on the NYSE was US$20.54. There is currently no market through which the First Preferred Shares, Warrants or Subscription Receipts may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Investing in the Securities involves risks. See "Risk Factors" in this Prospectus and in any applicable Prospectus Supplement.

We may sell the Securities to or through underwriters or dealers purchasing as principals, directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of offering of such Securities.

Our head and registered office is located at 110 - 12th Avenue S.W., Calgary, Alberta T2R 0G7.

The date of this Prospectus is October 19, 2009

 ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is determined using Canadian GAAP. "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. The significant differences between Canadian GAAP and U.S. GAAP are summarized in the reconciliations to U.S. GAAP of TransAlta's consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and of TransAlta's unaudited consolidated interim financial statements as at and for the three and six month periods ended June 30, 2009 and 2008, all of which are incorporated by reference in this Prospectus. Unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "TransAlta", the "Corporation", "we", "us" and "our" mean TransAlta Corporation and its consolidated subsidiaries including any consolidated partnerships of which the Corporation or any of its subsidiaries are partners.

        This Prospectus provides a general description of the Securities that we may offer. Each time we offer and sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference" and "Certain Available Information".

        All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.

        You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement on Form F-10 of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell these Securities in any jurisdiction where the offer or sale is not permitted by law. You should not assume that the information in this Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of those documents as our business, operating results, financial condition and prospects may have changed since that date.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of the Corporation, filed with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this Prospectus:

  (a)
  consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008, the notes thereto, the auditors' report thereon and the auditors' report on our internal control over financial reporting;

  (b)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2008 ("Annual MD&A");

  (c)
  annual information form dated March 16, 2009 (the "Annual Information Form") for the year ended December 31, 2008;

  (d)
  management proxy circular dated March 16, 2009 prepared in connection with the Corporation's annual meeting of shareholders held on April 30, 2009;

  (e)
  unaudited consolidated interim financial statements as at and for the three and six month periods ended June 30, 2009 and 2008 and the notes thereto;

  (f)
  management's interim discussion and analysis of the financial condition and results of operations as at and for the three and six month periods ended June 30, 2009;

  (g)
  reconciliation to U.S. GAAP of the consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the auditors' report thereon; and

  (h)
  reconciliation to U.S. GAAP of the unaudited consolidated interim financial statements as at and for the three and six month periods ended June 30, 2009 and 2008.

        Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44 - 101 Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators, including any documents of the type referred to above, material change reports (excluding confidential material change reports) and business acquisition reports subsequently filed by the Corporation with any securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of any offering of Securities shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement on Form F-10 of which this Prospectus forms a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K, and beginning with its Form 40-F for the year ended December 31, 2001, its annual reports on Form 40-F, are available on the SEC's website at www.sec.gov.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the distribution of the Securities covered by such Prospectus Supplement.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of TransAlta, 110 - 12th Avenue S.W., Calgary, Alberta, Canada T2P 0G7, Telephone (403) 267-7110.

CERTAIN AVAILABLE INFORMATION

        The Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to such registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit, if applicable, for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the registration statement on Form F-10 may be inspected and copied at the public reference facilities maintained at the offices of the SEC described below.

        The Corporation is subject to the information requirements of the United States Securities and Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and in accordance therewith, files reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted in the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Corporation is not required to publish financial statements as promptly as United States companies. Such reports and other information may be inspected without charge, and copied upon payment of prescribed fees, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and are also are available on the SEC's website at www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus contains both historical and forward-looking statements. These forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe the Corporation's objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. In addition to the forward-looking statements contained in the documents incorporated by reference herein, this Prospectus contains, without limitation, forward-looking statements pertaining to the following: anticipated capacities of electricity generating facilities under construction; expected pro forma generating capacity of the Corporation following the completion of our acquisition of Canadian Hydro (as defined herein); the expected effect of our acquisition of Canadian Hydro on the agreements of Canadian Hydro; the expected funding sources for our acquisition of Canadian Hydro; and certain terms of the Securities and any offering made under this Prospectus.

        With respect to forward-looking statements contained in this Prospectus, we have made assumptions regarding, among other things: our ability to complete current construction projects according to planned specifications; our current construction projects when complete will operate as expected; our ability to maintain our existing operations; our consummation of the acquisition of Canadian Hydro on the terms expected; continued operation of the facilities of Canadian Hydro in accordance with our expectations following the acquisition; our ability to obtain financing on acceptable terms; and that terms of future offerings will be on the terms and conditions consistent with the current industry standards.

        Certain factors that could materially affect these forward-looking statements are described below and are incorporated by reference in this Prospectus, as described under "Risk Factors" in this Prospectus. Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this document are made only as of the date of this Prospectus and the Corporation does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. The Corporation cannot assure you that projected results or events will be achieved.

        Factors that may adversely impact the Corporation's forward-looking statements include risks relating to: fluctuations in market prices and availability of fuel supplies required to generate electricity and in the price of electricity; the regulatory and political environments in the jurisdictions in which the Corporation operates; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving the Corporation's facilities, including unplanned outages at such facilities; execution and capital cost risks relating to the Corporation's development and construction projects; disruptions in the transmission and distribution of electricity; disruptions in the source of fuels or water required to operate the Corporation's facilities; trading risks; fluctuations in the value of foreign currencies and foreign political risks; need for additional financing; liquidity risk; structural subordination of securities; counterparty credit risk; insurance risk; the Corporation's provision for income taxes; legal proceedings involving the Corporation; reliance on key personnel; labour relations matters; and absence of a public market for certain of the Securities offered under this Prospectus. The foregoing risk factors, among others, are described in further detail under the heading "Risk Factors" in this Prospectus and in the documents incorporated by reference in this Prospectus, including the Annual MD&A and the Annual Information Form.

TRANSALTA CORPORATION

        TransAlta is a corporation amalgamated under the Canada Business Corporations Act. The registered office and principal place of business of TransAlta are located at 110 - 12th Avenue S.W., Calgary, Alberta, Canada T2R 0G7. For further information on the intercorporate relationships among TransAlta and its subsidiaries, please see "Corporate Structure — Intercorporate Relationships" in the Annual Information Form.

        TransAlta and its predecessors have been engaged in the production and sale of electric energy since 1909. The Corporation is among Canada's largest non-regulated electric generation and energy marketing companies with an aggregate net ownership interest of approximately 7,963 megawatts ("MW") of generating capacity operating in facilities having approximately 9,700 MW of aggregate generating capacity(1). In addition, the Corporation has facilities under construction with a net ownership interest of 525 MW of an aggregate generating capacity of 750 MW as well as a net ownership interest of approximately 357 MW generating capacity in advanced-stage development. The Corporation is focused on generating electricity in Canada, the United States and Australia through its diversified portfolio of facilities fuelled by coal, gas, hydroelectric, wind and geothermal resources.

(1)
TransAlta measures capacity as the net maximum capacity that a unit can sustain over a period of time, which is consistent with industry standards. All capacity amounts are as of the date of this Prospectus and represent capacity owned and operated by the Corporation unless otherwise indicated.

        In Canada, the Corporation holds a net ownership interest of approximately 5,648 MW of electrical generating capacity in thermal, gas-fired, wind-powered and hydroelectric facilities, including 4,940 MW in Western Canada, 628 MW in Ontario and 80 MW in New Brunswick.

        In the United States, the Corporation's principal facilities include a 1,376 MW thermal facility and a 248 MW gas fired facility, both located in Centralia, Washington, which supply electricity to the Pacific Northwest. The Corporation holds a 50% interest in CE Generation, LLC ("CE Generation"), an aggregate net ownership interest of approximately 385 MW of generating capacity in geothermal facilities in California and cogeneration facilities in Texas, Arizona and New York. The Corporation also has 6 MW of electrical generating capacity through gas-fired and hydroelectric facilities located in Washington and Hawaii.

        The Corporation also has 300 MW of net electrical generating capacity from gas-fired generation facilities in Australia.

        The Corporation regularly reviews its operations in order to optimize its generating assets and evaluates appropriate growth opportunities. The Corporation has in the past and may in the future make changes and additions to its fleet of coal, gas, hydro, wind and geothermal fuelled facilities.

        The Corporation is organized into two business segments: Generation and Commercial Operations and Development. The Generation group is responsible for constructing, operating and maintaining electricity generation facilities. The Commercial Operations and Development group is responsible for managing the sale of production, purchases of natural gas, transmission capacity and market risks associated with the Corporation's generation assets and for non asset backed trading activities. Both segments are supported by a corporate group that provides finance, treasury, legal, regulatory, environmental, health and safety, sustainable development, corporate communications, government relations, information technology, human resources, internal audit, and other administrative support.

RECENT DEVELOPMENTS

Offer to Acquire Canadian Hydro Developers, Inc.

        On July 20, 2009, we announced that we intended, through a wholly-owned subsidiary, 1478860 Alberta Ltd., to make an offer (the "Offer") to purchase, at a purchase price of $4.55 in cash per share on and subject to the terms and conditions of the offer and take-over bid circular dated July 22, 2009 and the related letter of transmittal and notice of guaranteed delivery (in each case, as amended and supplemented), all of the issued and outstanding common shares in the capital of Canadian Hydro Developers, Inc. ("Canadian Hydro"), together with the associated rights issued and outstanding under the shareholder rights plan agreement of Canadian Hydro. The Offer, at $4.55 in cash per share, represented a premium of approximately 30% over the volume weighted average trading price of Canadian Hydro's common shares on the TSX for the 10 trading days immediately preceding the announcement of our intention to make the Offer, and a premium of approximately 25% over the closing price of Canadian Hydro's common shares on the TSX on the last trading day immediately preceding such announcement.

        Canadian Hydro operates 694 MW of wind, hydro and biomass facilities in Alberta, Ontario, Quebec, and British Columbia and also has 18 MW under construction. It also has 278 MW of advanced-stage development projects in western and eastern Canada. Canadian Hydro's assets are subject to agreements with creditworthy counterparties. We expect that such agreements will remain uninterrupted following our acquisition of Canadian Hydro. On a combined basis, TransAlta and Canadian Hydro would have net generation capacity of 8,657 MW in operation. The renewables portfolio would include 1,900 MW in operation, or 22% of the combined portfolio. In addition, there would be 543 MW under construction and 635 MW in advanced-stage development. The common shares of Canadian Hydro are listed for trading on the TSX under the symbol "KHD".

        We commenced the Offer on July 22, 2009. The Offer was subject to certain conditions, including acceptance of the Offer by holders of at least 66 2/3 percent of Canadian Hydro's common shares calculated on a fully-diluted basis, and receipt of all necessary regulatory approvals. The Offer was open for acceptance for a period of 36 days, with an initial expiry time of 6:00 p.m. (Calgary time) on August 27, 2009, unless withdrawn or extended.

        On August 17, 2009, TransAlta announced that it had received an Advance Ruling Certificate from the Canadian Competition Bureau with respect to the Offer. Under the Advance Ruling Certificate, the Canadian Competition Bureau confirmed that the acquisition of Canadian Hydro by TransAlta could proceed without further review under the Competition Act (Canada).

        On August 27, 2009 TransAlta announced that its wholly-owned subsidiary had extended the Offer until 6:00 p.m. (Calgary time) on September 11, 2009, unless withdrawn or extended. TransAlta determined to extend the Offer following a decision on Tuesday, August 25, 2009 by the Alberta Securities Commission that its intervention to cease trade Canadian Hydro's shareholder rights plan was not warranted at such time.

        On September 9, 2009, TransAlta announced that its wholly-owned subsidiary had extended the Offer until 6:00 p.m. (Calgary time) on September 22, 2009, unless withdrawn or extended. The extension followed the issue by the Alberta Securities Commission, with the consent of TransAlta and Canadian Hydro, of an order to cease trade Canadian Hydro's shareholder rights plan effective September 21, 2009. On September 21, 2009, TransAlta announced that its wholly-owned subsidiary had extended the Offer until 6:00 p.m. (Calgary time) on October 2, 2009, unless withdrawn or extended. On October 2, 2009, TransAlta announced that its wholly-owned subsidiary had extended the Offer until 6:00 p.m. (Calgary time) on October 14, 2009, unless withdrawn or extended.

        On October 5, 2009, TransAlta announced that it had entered into a definitive pre-acquisition agreement with Canadian Hydro pursuant to which TransAlta's wholly-owned subsidiary amended the Offer (the "Amended Offer"). The Amended Offer increased the purchase price for Canadian Hydro's common shares to $5.25 in cash per common share, extended the expiry time for the Offer to 3:00 p.m. (Calgary time) on October 20, 2009, unless withdrawn or extended, and revised the conditions of the Offer. The total value of the Amended Offer is approximately $1.7 billion. The terms and conditions of the Amended Offer are described in a notice of variation and extension dated October 8, 2009.

        Our acquisition of Canadian Hydro would initially be funded with TransAlta's existing cash resources, existing credit facilities and new committed credit facilities fully underwritten by Royal Bank of Canada.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, which may include the repayment of indebtedness and the financing of the Corporation's long-term investment plan. The amount of net proceeds to be used for any such purpose will be set forth in the applicable Prospectus Supplement. The Corporation expects that it may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

 CHANGES IN CONSOLIDATED CAPITALIZATION

        Other than the effect of changes in foreign currency exchange rates on U.S. dollar denominated loans, there have been no material changes in our consolidated share or debt capitalization during the period from June 30, 2009 through the date of this Prospectus.

        The following table sets forth the consolidated capitalization of the Corporation as at December 31, 2008 and June 30, 2009, and indicates increases or decreases in applicable amounts between those two dates. This table should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2008 and the unaudited consolidated interim financial statements of the Corporation as at and for the three and six month periods ended June 30, 2009, all of which have been incorporated by reference herein.

	As at December 31, 2008	As at June 30, 2009	Increase/Decrease
	(in millions, except Common Share amounts)
Current portion of long-term debt	$244	$245	$1
Less: cash and cash equivalents	50	54	4

	194	191	(3)
Long-term debt
Recourse(1)(2)	2,332	2,583	251
Non-recourse(3)	232	203	(29)
Non-controlling interests(4)	469	488	19
Common shareholders' equity
Common Shares	1,761	1,768	7
	(197,622,215 Common Shares)	(197,858,181 Common Shares)	(235,966 Common Shares)
Retained earnings	688	610	(78)
Accumulated other comprehensive income	61	179	118

Total common shareholders' equity	2,510	2,557	47

Total capitalization	5,737	6,022	285

Notes:

(1)
Includes debentures bearing interest at fixed rates. On May 29, 2009, the Corporation issued debentures in the aggregate principal amount of $200 million. The debentures bear interest at a rate of 6.45% and mature in 2014.

(2)
The Corporation's credit facility extends for more than one year, and as a result the outstanding balance of the Corporation's credit facility has been reclassified from short-term debt to recourse long-term debt. As at December 31, 2008, $443 million was reclassified in order to present comparable figures.

(3)
Includes project financing debt, debt securities and senior secured bonds of CE Generation and debt related to the Wailuku River Hydroelectric LP acquisition.

(4)
TransAlta Generation Partnership, a wholly-owned subsidiary of the Corporation, holds a direct 50.00% interest in TransAlta Cogeneration, L.P. TransAlta Cogeneration Ltd., which is a wholly-owned subsidiary of TransAlta and the general partner of TransAlta Cogeneration, L.P., holds a 0.01% interest in TransAlta Cogeneration, L.P. and the remaining 49.99% interest is held by Stanley Power Inc. CE Generation holds a 75% interest in the 240 MW Saranac gas-fired plant in Plattsburgh, New York, and the Corporation holds an indirect 50% interest in CE Generation.

 DESCRIPTION OF SHARE CAPITAL

General

        As of the date of this Prospectus, the Corporation's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of First Preferred Shares, issuable in series. As at June 30, 2009, 197,858,181 Common Shares were outstanding and no First Preferred Shares were outstanding.

Common Shares

        The following description is subject to, and qualified by reference to, the terms and provisions of the Corporation's articles and by-laws.

        Each Common Share of the Corporation entitles the holder thereof to one vote for each Common Share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors, subject to prior satisfaction of preferential dividends applicable to any First Preferred Shares, and to participate rateably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the First Preferred Shares. The Common Shares are not convertible and are not entitled to any pre-emptive rights. The Common Shares are not entitled to cumulative voting.

        The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company at its principal transfer offices in Vancouver, British Columbia, Calgary, Alberta, Winnipeg, Manitoba, Toronto, Ontario and Montreal, Quebec. The transfer agent and registrar for the Common Shares in the United States is BNY Mellon Shareowner Services at its principal office in New York, New York.

        The Common Shares offered pursuant to this Prospectus may include Common Shares issuable upon conversion or exchange of any First Preferred Shares of any series or upon exercise of any Warrants or upon conversion of any Subscription Receipts.

First Preferred Shares

        The Corporation is authorized to issue an unlimited number of First Preferred Shares, issuable in series and, with respect to each series, the board of directors is authorized to fix the number of shares comprising the series and determine the designation, rights, privileges, restrictions and conditions attaching to such shares, subject to certain limitations.

        The First Preferred Shares of all series rank senior to all other shares of the Corporation with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital. Holders of First Preferred Shares are entitled to receive cumulative quarterly dividends on the subscription price thereof as and when declared by the board of directors at the rate established by the board of directors at the time of issue of shares of a series. No dividends may be declared or paid on any other shares of the Corporation unless all cumulative dividends accrued upon all outstanding First Preferred Shares have been paid or declared and set apart. In the event of the liquidation, dissolution or winding up of the Corporation, or a reduction of stated capital, no sum shall be paid or assets distributed to holders of other shares of the Corporation until the holders of First Preferred Shares shall have been paid the subscription price of the shares, plus a sum equal to the premium payable on a redemption, plus a sum equal to the arrears of dividends accumulated on the First Preferred Shares to the date of such liquidation, dissolution, winding up, or reduction of stated capital, as applicable. After payment of such amount, the holders of First Preferred Shares shall not be entitled to share further in the distribution of the assets of the Corporation.

        The directors may include in the share conditions attaching to a particular series of First Preferred Shares certain voting rights effective upon the Corporation failing to make payment of six quarterly dividend payments, whether or not consecutive. These voting rights continue for so long as any dividends remain in arrears. These voting rights are the right to one vote for each $25 of subscription price on all matters in respect of which shareholders vote, and additionally, the right of all series of First Preferred Shares, voting as a combined class, to elect two directors of the Corporation if the board of directors then consists of less than 16 directors, or three directors if the board of directors consists of 16 or more directors. Otherwise, except as required by law, the holders of First Preferred Shares shall not be entitled to vote or to receive notice of or to attend at any meeting of the shareholders of the Corporation.

        Subject to the share conditions attaching to any particular series providing to the contrary, the Corporation may redeem First Preferred Shares of a series, in whole or from time to time in part, at the redemption price applicable to each series and the Corporation has the right to acquire any of the First Preferred Shares of one or more series by purchase for cancellation in the open market or by invitation for tenders at a price not to exceed the redemption price applicable to the series.

        The Prospectus Supplement will set forth the following terms relating to the First Preferred Shares being offered:

  •
  the maximum number of First Preferred Shares;

  •
  the designation of the series;

  •
  the offering price;

  •
  the annual dividend rate and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

  •
  the price and the terms and conditions for redemption, if any, including redemption at TransAlta's option or at the option of the holder, including the time period for redemption, and payment of any accumulated dividends;

  •
  the terms and conditions, if any, for conversion or exchange for shares of any other class of TransAlta or any other series of First Preferred Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

  •
  whether such First Preferred Shares will be listed on any securities exchange;

  •
  the voting rights, if any; and

  •
  any other rights, privileges, restrictions, or conditions.

        First Preferred Shares will be fully paid and non-assessable upon issuance. The First Preferred Shares of any series may be represented, in whole or in part, by one or more global certificates. If First Preferred Shares are represented by a global certificate, each global certificate will:

  •
  be registered in the name of a depositary or a nominee of the depositary identified in the applicable Prospectus Supplement; and

  •
  be deposited with such depositary or nominee or a custodian for the depositary.

Related Party Articles Provisions

        The articles of the Corporation contain provisions restricting the ability of the Corporation to enter into a "Specified Transaction" with a "Major Shareholder". A Specified Transaction requires the approval of a majority of the votes cast by holders of voting shares of the Corporation, as well as the approval of a majority of the votes cast by holders of such voting shares, excluding any Major Shareholder. A Major Shareholder generally means the beneficial owner of more than 20% of the outstanding voting shares of the Corporation. There is a broad definition of beneficial ownership, and in particular, a person is considered to beneficially own shares owned by its associates and affiliates, as those terms are defined in the articles. Transactions which are considered to be Specified Transactions include the following: a merger or amalgamation of the Corporation with a Major Shareholder; the furnishing of financial assistance by the Corporation to a Major Shareholder; certain sales of assets or provision of services by the Corporation to a Major Shareholder or vice versa; certain issuances of securities by the Corporation which increase the proportionate voting interest of a Major Shareholder; a reorganization or recapitalization of the Corporation which increases the proportionate voting interest of a Major Shareholder; and the creation of a class or series of non-voting shares of the Corporation which has a residual right to participate in earnings of the Corporation and assets of the Corporation upon dissolution or winding up.

Shareholder Rights Plan

        The Corporation implemented a shareholder rights plan (the "Rights Plan") pursuant to a Shareholder Bid Approval Plan Agreement (the "Rights Plan Agreement") dated as of October 13, 1992 between the Corporation and CIBC Mellon Trust Company. The holders of Common Shares reconfirmed the Rights Plan and approved the amendment and restatement, as of April 26, 2007, of the Rights Plan Agreement at the annual and special meeting of shareholders of the Corporation held on April 26, 2007. For further particulars, reference should be made to the Rights Plan Agreement, as amended and restated. A copy of the Rights Plan Agreement may be obtained by contacting the Corporate Secretary, TransAlta Corporation, 110 - 12th Avenue S.W., Calgary, Alberta T2P 0G7; telephone: (403) 267-7110; fax (403) 267-2590; or by email: investor_relations@transalta.com. A copy of the Rights Plan Agreement can also be accessed on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

DESCRIPTION OF WARRANTS

General

        The Corporation may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agreements between the Corporation and a warrant agent that the Corporation will name in the applicable Prospectus Supplement.

        Selected provisions of the Warrants and the warrant agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any warrant agreement and Warrants to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement.

        The Prospectus Supplement will set forth the following terms relating to the Warrants being offered:

  •
  the designation of the Warrants;

  •
  the aggregate number of Warrants offered and the offering price;

  •
  the designation, number and terms of the Common Shares, First Preferred Shares or other securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the Warrants;

  •
  the dates or periods during which the Warrants are exercisable;

  •
  the designation and terms of any securities with which the Warrants are issued;

  •
  if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable;

  •
  the currency or currency unit in which the exercise price is denominated;

  •
  any minimum or maximum amount of Warrants that may be exercised at any one time;

  •
  whether such Warrants will be listed on any securities exchange;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants; and

  •
  any other terms of the Warrants.

        Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants.

        The Corporation will not offer Warrants for sale separately to any member of the public in Ontario unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the applicable Prospectus Supplement containing the specified terms of the Warrants to be offered separately is first approved for filing by the Ontario Securities Commission.

Modifications

        The Corporation may amend the warrant agreements and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. Other amendment provisions shall be as indicated in the Prospectus Supplement.

Enforceability

        The warrant agent will act solely as the Corporation's agent. The warrant agent will not have any duty or responsibility if the Corporation defaults under the warrant agreements or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder's right to exercise the holder's Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        The Corporation may issue Subscription Receipts, independently or together with other securities. Subscription Receipts will be issued under one or more subscription receipt agreements.

        A Subscription Receipt is a security of the Corporation that will entitle the holder to receive one Common Share upon the completion of a transaction, typically an acquisition by us of the assets or securities of another entity. After the offering of Subscription Receipts, the subscription proceeds for the Subscription Receipts are held in escrow by the designated escrow agent, pending the completion of the transaction. Holders of Subscription Receipts will not have any rights of shareholders of the Corporation. Holders of Subscription Receipts are only entitled to receive Common Shares upon the surrender of their Subscription Receipts to the escrow agent or to a return of the subscription price for the Subscription Receipts together with any payments in respect of interest or other income earned on the subscription proceeds.

        Selected provisions of the Subscription Receipts and the subscription receipt agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any subscription receipt agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable subscription receipt agreement.

        The Prospectus Supplement will set forth the following terms relating to the Subscription Receipts being offered:

  •
  the designation of the Subscription Receipts;

  •
  the aggregate number of Subscription Receipts offered and the offering price;

  •
  the terms, conditions and procedures for which the holders of Subscription Receipts will become entitled to receive Common Shares;

  •
  the number of Common Shares that may be obtained upon the conversion of each Subscription Receipt and the period or periods during which any conversion must occur;

  •
  the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

  •
  the gross proceeds from the sale of such Subscription Receipts, including (if applicable) the terms applicable to the gross proceeds from the sale of such Subscription Receipts, plus any interest earned thereon;

  •
  the material income tax consequences of owning, holding and disposing of such Subscription Receipts;

  •
  whether such Subscription Receipts will be listed on any securities exchange;

  •
  any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts; and

  •
  any other material terms and conditions of the Subscription Receipts.

 PRIOR SALES

        We issued the following Common Shares and securities convertible into Common Shares during the 12-month period prior to the date of this Prospectus:

  1.
  we issued 224,591 Common Shares pursuant to our performance share ownership plan at a weighted average issue price of $24.30 per Common Share with an aggregate value of approximately $6 million; and

  2.
  we issued 30,899 Common Shares on exercise of options granted pursuant to our employee stock option plan at a weighted average issue price of $23.86 per Common Share for aggregate consideration of approximately $1 million.

        For additional information on previously issued Common Shares and securities convertible into Common Shares, see our consolidated financial statements as at and for the year ended December 31, 2008 and our unaudited consolidated financial statements as at and for the three and six month periods ended June 30, 2009, all of which have been incorporated by reference herein.

        We have not issued any First Preferred Shares, Warrants or Subscription Receipts during the 12-month period prior to the date of this Prospectus.

MARKET FOR SECURITIES

        Our Common Shares are listed and traded on the TSX under the symbol "TA" and on the NYSE under the symbol "TAC". The following tables set forth certain trading information for our Common Shares during the periods indicated as reported by the TSX and the NYSE. For additional trading information relating to our Common Shares, see "Market for Securities" in our Annual Information Form.

	TSX
Period	Common Share Price ($) High	Common Share Price ($) Low	Volume
2008
September	36.88	26.53	28,180,867
October	29.85	20.00	24,458,282
November	24.59	21.00	14,517,240
December	24.45	20.77	11,835,571
2009
January	26.60	21.13	10,881,392
February	22.96	18.50	16,191,905
March	21.05	17.96	23,251,069
April	21.29	18.14	18,614,529
May	21.57	19.81	17,675,250
June	23.93	19.80	23,782,366
July	22.40	20.56	13,891,386
August	22.91	20.86	17,313,964
September	22.22	20.61	13,392,244
October (1-16)	22.05	20.81	6,476,400

	NYSE
Period	Common Share Price (US$) High	Common Share Price (US$) Low	Volume
2008
September	34.47	25.62	3,298,127
October	28.04	16.16	2,361,064
November	21.02	16.29	1,020,294
December	20.07	16.26	1,007,683
2009
January	22.51	16.90	892,878
February	18.72	14.79	979,722
March	16.69	13.86	2,147,230
April	17.86	14.32	1,600,484
May	18.62	17.02	1,283,789
June	20.66	17.74	952,541
July	19.92	17.73	614,994
August	21.25	19.02	736,719
September	20.73	18.71	852,979
October (1-16)	21.31	19.33	465,074

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a resident of Canada of the acquisition, ownership and disposition of any Securities offered thereunder.

        The applicable Prospectus Supplement may also describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of dividends on Common Shares or First Preferred Shares will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code of 1986, as amended).

PLAN OF DISTRIBUTION

        The Corporation may sell the Securities to or through underwriters or dealers and also may sell the Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

        The distribution of the Securities of any series may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

        In connection with the sale of the Securities, underwriters may receive compensation from the Corporation or from purchasers of the Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters and any commissions received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

        The Prospectus Supplement relating to each series of the Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or re-allowed to dealers. Underwriters with respect to each series sold to or through underwriters will be named in the Prospectus Supplement relating to such series.

        In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level above that which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the securities legislation of each of the provinces of Canada or under the U.S. Securities Act.

        Each series of the Securities (other than Common Shares) will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a series of Securities, the Securities (other than Common Shares) will not be listed on any securities exchange. Certain broker dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker dealer will make a market in the Securities of any series or as to the liquidity of the trading market, if any, for the Securities of any series.

RISK FACTORS

        Prospective purchasers of the Securities should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement before purchasing the Securities offered hereby. Information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus, including the Annual MD&A under the heading "Risk Factors" and "Risk Management", the Annual Information Form under the heading "Risk Factors" and the management's discussion and analysis of financial conditions and results of operations as at and for the three and six month periods ended June 30, 2009 under the heading "Outlook". See "Documents Incorporated by Reference".

Recent changes to environmental regulations may materially adversely affect the Corporation.

        As indicated under "Risk Factors" in the Annual Information Form, many of the Corporation's activities and properties are subject to environmental requirements and changes in, or liabilities under, these requirements may materially adversely affect the Corporation. Since the date of the Annual Information Form, the state government of Washington has determined a target for TransAlta's facilities in Centralia to reduce their greenhouse gas emissions by 50% by 2025. Accomplishing this reduction will require some substantive change to generation technology, fuel or operation at those facilities prior to 2025. On September 30, 2009, the United States Environmental Protection Agency proposed new regulations that would require additional permitting and possible controls or other reductions in greenhouse gases from large industrial sources of carbon dioxide and other greenhouse gases, including TransAlta's facilities in Centralia. Due to the early stage of these regulatory programs, TransAlta cannot yet determine the impact from these programs if and when they become effective.

        In September 2009, after the conclusion of a mediation process, TransAlta agreed to enter into a voluntary agreement with the Washington State Department of Ecology that will result in lower limits of oxides or nitrogen emissions and installation of mercury controls in 2012 in advance of enforceable U.S. federal or state requirements at TransAlta's facilities in Centralia. TransAlta does not believe the costs of these programs will be material. The draft settlement agreement has been circulated for public comment.

        For further details on the environmental regulations to which the Corporation is subject, see "Environmental Risk Management" and "Risk Factors" in the Annual Information Form.

Risks relating to our development projects and acquisitions may materially adversely affect the Corporation.

        The Corporation continues to focus on expanding its business through development projects and acquisitions. The development and construction of the Corporation's projects is subject to execution and capital cost risks, including risks relating to regulatory approvals, third party opposition, cost escalations, construction delays, shortages of raw materials or skilled labour and capital constraints. Such risks may have a material adverse impact on the Corporation's business, financial condition, results of operations and cash flows.

        Expansion of the Corporation's business through development projects and acquisitions may place increased demands on its management, operating systems, internal controls and financial and physical resources. In addition, the process of integrating acquired businesses or development projects may involve unforeseen difficulties. Failure to successfully manage or integrate any acquired businesses or development projects could have a material adverse impact on the Corporation's business, financial condition, results of operations and cash flows. Further, there can be no assurance that the Corporation will be successful in integrating any acquisition or that the commercial opportunities or operational synergies of any acquisition will be realized as expected.

        With respect to acquisitions, there can be no assurance that the Corporation will identify suitable transactions or that it will have access to sufficient resources, through its credit facilities, the capital markets or otherwise, to pursue and complete any identified acquisition opportunities on a timely basis and at a reasonable cost. Any acquisition proposed by the Corporation, including the Offer, would be subject to normal commercial risks that the transaction may not be completed on the terms negotiated, on time, or at all. An unavoidable level of risk remains regarding potential undisclosed or unknown liabilities relating to any acquisition, including the Offer. The existence of such undisclosed liabilities may have a material adverse impact on the Corporation's business, financial condition, results of operations and cash flows.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon for the Corporation by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, Canada, and certain legal matters relating to United States law in connection with the offering of Securities will be passed upon for the Corporation by Latham & Watkins LLP, New York, New York. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

        The partners and associates of Burnet, Duckworth & Palmer LLP, as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC either separately or as exhibits to the registration statement on Form F-10 of which this Prospectus forms a part: the documents listed herein under "Documents Incorporated by Reference" and "Certain Available Information"; the consent of Ernst & Young LLP, Chartered Accountants; certain powers of attorney; the Rights Plan Agreement; and appointment of agent for service of process and undertaking on Form F-X.

ENFORCEMENT OF CIVIL LIABILITIES

        The Corporation is a corporation existing under the laws of Canada, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. The Corporation has appointed CT Corporation System, New York, New York, as its agent to receive service of process in the United States in connection with any investigations or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising from any offering made under this Prospectus. However, it may not be possible for investors to enforce outside the United States judgments against the Corporation obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain of the directors and officers of the Corporation are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal and state securities laws.

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  Filed pursuant to General Instruction II.L of Form F-10 File No. 333-162418
TABLE OF CONTENTS OF PROSPECTUS SUPPLEMENT
TABLE OF CONTENTS FROM PROSPECTUS
ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
CERTAIN AVAILABLE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RECENT DEVELOPMENTS
USE OF PROCEEDS
CHANGES IN CONSOLIDATED CAPITALIZATION
PLAN OF DISTRIBUTION
RELATIONSHIP BETWEEN TRANSALTA'S LENDERS AND THE UNDERWRITERS
PRIOR SALES
MARKET FOR SECURITIES
DIVIDENDS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
RISK FACTORS
LEGAL MATTERS
AUDITORS' CONSENT
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
CERTAIN AVAILABLE INFORMATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
TRANSALTA CORPORATION
RECENT DEVELOPMENTS
USE OF PROCEEDS
CHANGES IN CONSOLIDATED CAPITALIZATION
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF WARRANTS
DESCRIPTION OF SUBSCRIPTION RECEIPTS
PRIOR SALES
MARKET FOR SECURITIES
CERTAIN INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
RISK FACTORS
LEGAL MATTERS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
ENFORCEMENT OF CIVIL LIABILITIES